The information in this preliminary pricing supplement is not complete and may be changed.

Preliminary Pricing Supplement      SUBJECT TO COMPLETION      November 12, 2007


                   Pricing Supplement dated November [ ], 2007
          to the Product Prospectus Supplement dated October 19, 2007, the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007

       [RBC LOGO]               Royal Bank of Canada
                                Senior Global Medium-Term Notes, Series C
                                Principal Protected Absolute Return Notes
                                Linked to the S&P 500(R) Index, due May 29, 2009

         Royal Bank of Canada is offering the principal protected notes whose return is linked to the performance of the Reference Assets described below, which may be described in greater detail in the reference asset supplement attached to the product prospectus supplement as Annex A (the "reference asset supplement"). The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated October 19, 2007 describe terms that will apply generally to the principal protected notes, including any notes you purchase. Capitalized terms used but not defined in this pricing supplement shall have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.

Issuer:                       Royal Bank of Canada ("Royal Bank").

Underwriter:                  RBC Capital Markets Corporation

Interest rate                 We will not pay you interest during the term of
(coupon):                     the notes.

Principal Protection:         100%

Reference Asset:              Standard & Poor's 500(R) Index (the "S&P 500(R)
                              Index")

Incorporated risk             The notes are subject to the risks set forth under
factors:                      the heading "General Risks" in the product
                              prospectus supplement. In addition to those General Risks, the notes are also subject to the risks described in the product prospectus supplement on PS-5 in the section entitled "Risks
                              Specific To Notes Linked To The Performance Of An
                              Equity Security, An Equity Index Or A Basket Of
                              Equity Securities Or Equity Indices." As the return on the notes is capped (i.e., subject to a barrier), see also the risks described in the product prospectus supplement on page PS-11 in the section entitled "Risks Specific To Notes Which
                              Are Capped, Callable Or Redeemable."

Initial Valuation
Date:                         November 20, 2007

Issue date:                   November 26, 2007

Maturity date:                May 29, 2009

Payment at maturity:          At maturity, you will receive a cash payment based
                              on the absolute return formula described in the product supplement

Participation Rate:           100%, subject to the cap and the barriers
                              described herein.

Initial Reference             The level of the Reference Asset on the Initial
Price:                        Valuation Date.

Special features of           The notes are absolute return notes. The upper
the notes:                    barrier is [122-126]% multiplied by the Initial
                              Reference Price. The lower barrier is [74-78]% of the Initial Reference Price. The return on the notes is capped at [122-126]% multiplied by the principal amount. The upper and lower barriers, and the cap on the return on the notes, will be determined on the pricing date. If, during the term of the note, the closing level of the Reference Asset is greater than the upper barrier or less than the lower barrier, then, at maturity, the investor will not receive any interest on the note but, rather, receive only the principal amount invested. See the section "Certain Features of the Notes" beginning on Page PS-25 in the product prospectus supplement.

U.S. tax treatment            The term of your notes is approximately 18 months.
                              The notes will be treated as contingent payment debt instruments for U.S. federal income tax purposes. See "Supplemental Discussion of Federal
                              Income Tax Consequences" in the product prospectus supplement.

Minimum                       $1,000 (except for certain non-U.S. investors for
Investment:                   whom the minimum investment will be higher)

Denomination:                 $1,000 (except for certain non-U.S. investors for
                              whom the denomination will be higher)

Final Valuation Date:         May 26, 2009, subject to extension for market and
                              other disruptions.

Determination of              The Final Reference Price of the Reference Asset
Final Reference               on any trading day will equal the official closing
Price:                        level of the S&P 500(R) Index or any successor
                              index thereto (as described in the product prospectus supplement) published following the regular official weekday close of trading for such index on that trading day. In certain circumstances, the Final Reference Price for the Reference Asset will be based on an alternate calculation of the S&P 500(R) Index described under "Unavailability of the Reference Price on a Valuation Date -- Reference Asset Consisting of an
                              Equity Securities Index" in the product prospectus supplement.

Clearance and                 DTC global (including through its indirect
Settlement:                   participants Euroclear and Clearstream, Luxembourg
                              as described under "Description of Debt Securities
                              -- Ownership and Book-Entry Issuance" in the accompanying prospectus).

Currency:                     U.S. dollars.

Listing: The notes will not be listed on any securities exchange or quotation system.

CUSIP:                        78008EE60

Calculation agent:            The Bank of New York.

Terms Incorporated            All of the terms appearing above the item
In the Master Note:           captioned "Listing" on the cover page of this
                              pricing supplement and the terms appearing under the caption "Additional Terms of the Principal
                              Protected Notes" in the product prospectus supplement dated October 19, 2007 with respect to principal protected notes.

Your investment in the notes involves certain risks. See "Additional Risk Factors Specific to Your Notes" beginning on page PS-1 of the product supplement to read about investment risks relating to the principal protected notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus, prospectus supplement and product prospectus supplement. Any representation to the contrary is a criminal offense.

                                                           Per note      Total
                                                           --------      -----
Price to public.........................................   $             $
Underwriting discounts and commission...................   $             $
Proceeds to Royal Bank..................................   $             $

The price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the value of your notes on the issue date.

We may use this pricing supplement in the initial sale of a principal protected note. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in a principal protected note after its initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.

                             ADDITIONAL RISK FACTORS

The barriers connected with the absolute return feature of the notes limit the return potential of the notes. The potential return of the notes is limited to the absolute return barriers (as specified above), regardless of the performance of the Reference Asset. If the Reference Asset closes above the upper barrier or below the lower barrier on any single day during the life of the notes, your payment on the notes will be limited to the principal amount. Accordingly, the absolute return barriers for your notes may cause you to earn a return that is less than the return on a direct investment in a security whose return is based solely on the performance of the Reference Asset over the term of your notes.

                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the accompanying product prospectus supplement and reference asset supplement, dated October 19, 2007, the accompanying prospectus, dated January 5, 2007 and the accompanying prospectus supplement, dated February 28, 2007. The information in the accompanying product supplement, prospectus and prospectus supplement is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this pricing supplement. You should carefully consider, among other things, the matters set forth under "Additional Risk Factors" in the product prospectus supplement and the matters set forth under "Risk Factors" in the prospectus supplement dated February 28, 2007 as the principal protected notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the principal protected notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

o    Prospectus dated January 5, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
     o34295e424b3.htm

o    Prospectus Supplement dated February 28, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
     o35030e424b3.htm

o    Product Prospectus Supplement dated October 19, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000121465907002242/
     f101871424b3.txt

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.

                              Hypothetical Returns


Example 1-- Calculation of the payment at maturity where the Reference Asset is greater than its Initial Reference Price but less than the upper barrier, and at no time has the Reference Asset crossed either the upper barrier or the lower barrier.
            Reference Asset            15%
            Performance:
            Payment at Maturity        $10,000 + ($10,000 x 15%) = $10,000 +
                                       $1,500 = $11,500
            On a $10,000 investment, a 15% Reference Asset Performance results in a payment at maturity of $11,500, a 15% return on the Notes.



Example 2-- Calculation of the payment at maturity where the Reference Asset is greater than the upper barrier.
            Reference Asset            29%
            Performance:
            Payment at Maturity        $10,000 + ($10,000 x 25%) = $10,000 +
                                       $2,500 = $12,500, but because the
                                       Reference Asset Performance is greater
                                       than the upper barrier, the Payment at
                                       Maturity will be the Principal Amount.
            On a $10,000 investment, a 29% Reference Asset Performance results in a payment at maturity of $10,000, a 0% return on the Notes.



Example 3-- Calculation of the payment at maturity where the Reference Asset is less than its Initial Reference Price but not less than the lower barrier, and at no time has the Reference Asset crossed either the upper barrier or the lower barrier.
            Reference Asset            -10%
            Performance:
            Payment at Maturity        $10,000 + ($10,000 x 10%) = $10,000 +
                                       $1,000 = $11,000
            On a $10,000 investment, a -10% Reference Asset Performance results in a payment at maturity of $11,000, a 10% return on the Notes.



Example 4-- Calculation of the payment at maturity where the Reference Asset is less than the lower barrier.
            Reference Asset            -30%
            Performance:
            Payment at Maturity:       $10,000 + ($10,000 x 30%) = $10,000 +
                                       $3,000 = $13,000, but because the
                                       Absolute Value of the Reference Asset
                                       Performance is greater than the lower
                                       barrier, the Payment at Maturity will be the Principal Amount.
            On a $10,000 investment, a -30% Reference Asset Performance results in a payment at maturity of $10,000, a 0% return on the Notes.


                             Historical Information


The graph below sets forth the historical performance of the Reference Asset. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing prices of the Reference Asset. The information provided in this table is for the four calendar quarters in each of 2004, 2005, 2006 as well as for the first, second and third quarters of 2007 and for the period from October 1, 2007 through November 8, 2007.

We obtained the information regarding the historical performance of the Reference Asset in the charts below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the market price of the Reference Asset on the Valuation Date. We cannot give you assurance that the performance of the Reference Asset will result in any return in addition to your initial investment.



                         S&P 500 Index (Operating Basis)
                                   ('98 - '07)
                                 [CHART OMITTED]



                                                                                                  Period-End
                                              High Intra-Day           Low Intra-Day           Closing Level of
    Period-Start         Period-End            Level of the            Level of the             the Reference
       Date                  Date             Reference Asset         Reference Asset               Asset
       ----                  ----             ---------------         ---------------               -----
     1/1/2004             3/31/2004               1163.23                 1087.06                  1126.21
     4/1/2004             6/30/2004               1150.57                 1076.32                  1140.84
     7/1/2004             9/30/2004               1140.84                 1060.72                  1114.58
    10/1/2004            12/31/2004               1217.33                 1090.19                  1211.92

     1/1/2005             3/31/2005               1229.11                 1163.69                  1180.59
     4/1/2005             6/30/2005               1219.59                 1136.15                  1191.33
     7/1/2005             9/30/2005               1245.86                 1183.55                  1228.81
    10/1/2005            12/30/2005               1275.8                  1168.2                   1248.29

     1/1/2006             3/31/2006               1310.88                 1245.74                  1294.83
     4/1/2006             6/30/2006               1326.7                  1219.29                  1270.2
     7/1/2006             9/29/2006               1340.28                 1224.54                  1335.85
    10/1/2006            12/29/2006               1431.81                 1327.1                   1418.3

     1/1/2007             3/31/2007               1461.57                 1363.98                  1420.86
     4/1/2007             6/30/2007               1540.56                 1416.37                  1503.35
     7/1/2007             9/30/2007               1555.9                  1370.6                   1526.75
    10/1/2007             11/8/2007               1576.09                 1450.31                  1474.77


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                       Specific Investment Considerations

The notes are intended to be held to maturity. Your principal is only protected (to the extent specified on the front cover of this pricing supplement) if you hold the note until maturity. If you sell your notes in the secondary market prior to maturity, you will not receive principal protection on the portion of your notes sold and may incur a substantial loss. There may be little or no secondary market for the notes. In addition, the price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the value of your notes on the issue date.

You may not realize a gain on the note. If the Reference Asset has closed above the Upper Barrier or below the Lower Barrier as of some date or dates during the term of the note, the payment at maturity with respect to each note will be limited to the principal amount. This will be true, even where the final Reference Asset price closes between the Upper Barrier and the Lower Barrier on the Final Valuation Date. The notes are intended to be held to maturity.

The notes are unsecured. The notes are solely the unsecured obligations of Royal Bank. An investment in the notes does not constitute a deposit and neither the notes nor your investment in the notes are insured by the Canada Deposit Insurance Corporation, the Federal Deposit Insurance Corporation or any other private or governmental agency. The business and affairs of Royal Bank may affect the market value of your Notes.

Potential conflicts of interest. We and our affiliates expect to engage in trading activities related to the Reference Assets that may present a conflict between the holders' interest in the notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities could influence the price of the Reference Assets and, therefore, the market value of the notes.

Insurance companies, employee benefit plans and non-U.S. holders. Any insurance company or fiduciary of a pension plan or other employee benefit plan or any non-U.S. holder of the notes should consult with its own advisors to determine whether an investment in the notes is suitable for you. Non-U.S. holders are subject to particular risks that are not described in the product supplement.

                 Certain U.S. Federal Income Tax Considerations

          The notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different.

          We have determined that the comparable yield for the notes is equal to 4.47% per annum, compounded semi-annually, with a projected payment at maturity of $1,068.58 based on an investment of $1,000. Based on this comparable yield, if you are an initial holder that holds a note until maturity and you pay your taxes on a calendar year basis, subject to the adjustments described below to reflect the actual payment in the year in which the note matures, you would be required to report the following amounts as ordinary income from the note each year:

------------------------------------------------------------------------------------------------------------------------
                                                                              Total Interest Deemed to Have
                                                                              Accrued from Original Issue Date
                                Interest Deemed to Accrue During              (per $1000 note) as of End of Accrual
        Accrual Period          Accrual Period (per $1000 note)               Period
-----------------------------------------------------------------------------------------------------------------------
Original Issue Date through                         $4.29                                        $4.29
December 31, 2007
-----------------------------------------------------------------------------------------------------------------------
January 1, 2008 through                            $45.27                                       $49.56
December 31, 2008
-----------------------------------------------------------------------------------------------------------------------
January 1, 2009 through                            $19.02                                       $68.58
May 29, 2009
-----------------------------------------------------------------------------------------------------------------------

          However, if the amount you receive at maturity is greater than $1,068.58, you would be required to increase the amount of ordinary income that you recognize in 2009 by an amount that is equal to such excess. Conversely, if the amount you receive at maturity is less than $1,068.58, such difference would be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of the notes, and thereafter, capital loss.

          The comparable yield and the projected payment used above will be updated, if necessary, in the final pricing supplement.

          You are required to use the comparable yield and projected payment schedule above in determining your interest accruals in respect of the notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

          If the closing price of the Reference Asset declines and falls below, or increases and passes above, either the upper barrier or the lower barrier at any time from but excluding the pricing date to and including the final valuation date on a day that is more than 6 months before the maturity date, you do not have to continue accruing interest on your notes and applicable Treasury regulations provide that you should adjust the prior interest inclusions in respect of your notes over the remaining term for the notes in a reasonable manner. You should consult your tax advisor as to what would be a "reasonable manner" in this situation.

          For a further discussion of the tax treatment of your notes, please see the discussion under the heading "Supplemental Discussion of Federal Income Tax Consequences" in the product prospectus supplement.

                        Supplemental Plan of Distribution

          We expect that delivery of the Notes will be made against payment for the Notes on or about November 26, 2007, which is the third business day following the Initial Valuation Date (this settlement cycle being referred to as "T+3"). See "Supplemental Plan of Distribution" in the prospectus supplement dated February 28, 2007.

         No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement, the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.



                                        $


                                   [RBC LOGO]
                              Royal Bank of Canada

                    Senior Global Medium-Term Notes, Series C

                            Principal Protected Notes
                    Principal Protected Absolute Return Notes
                Linked to the S&P 500(R) Index, due May 29, 2009





















                                 November , 2007